TCW INVESTMENT MANAGEMENT COMPANY LLC

515 FLOWER STREET

LOS ANGELES, CALIFORNIA 90071

February 18, 2025

The Board of Directors of TCW Funds, Inc.

TCW Funds, Inc.

515 South Flower Street

Los Angeles, California 90071

Re: Expense Limitations

Ladies and Gentlemen:

TCW Investment Management Company LLC (“Adviser”), the investment adviser to the following series of TCW Funds, Inc. (“Fund”), agrees to the following expense limitations with respect to the Fund and for the period specified below:

TCW White Oak Emerging Markets Equity Fund
I Class Shares	0.98%
N Class Shares	1.23%

The Adviser agrees that if the overall operating expenses of the Class I or Class N shares of the Fund listed above exceed the stated expense limit on an annualized basis, the Adviser shall reduce its advisory fee or reimburse the class or classes of such Fund in respect of such shares for the difference. The Fund’s expense limitation does not include any expenses attributable to interest, brokerage, extraordinary expenses and acquired fund fees and expenses, if any.

This expense limitation shall commence on February 18, 2025, and continue to March 1, 2026 and, before that date, the Adviser may not terminate this arrangement without prior approval of the Board of Directors of TCW Funds, Inc.

Any advisory fee reduced or withheld, or expense reimbursement paid, pursuant to this agreement by or from the Adviser shall be reimbursed by the Fund to the Adviser in the first, second or third (or any combination thereof) fiscal year next succeeding the fiscal year of the reduction or reimbursement to the extent approved by the disinterested Directors. The Adviser may not request or receive reimbursement for prior reductions or reimbursements before payment of the Fund’s operating expenses for the current year and cannot cause the Fund to exceed the expense limitation in effect for the Fund at the time the fees and expenses would have been incurred or when the Adviser would recoup that reduction or reimbursement, nor may that recoupment exceed any more restrictive limitation to which the Adviser has agreed.

The Adviser may, at its sole discretion, extend or modify the expense limitation at the conclusion of that period.

Very truly yours,

Richard M. Villa
Executive Vice President, Chief Financial Officer and Assistant Secretary